UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CSS Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-2661	13-1920657
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1845 Walnut Street, Philadelphia, PA	19103
(Address of principle executive offices)	(Zip Code)

William G. Kiesling Vice President - Legal and Human Resources CSS Industries, Inc. 1845 Walnut Street, Suite 800 Philadelphia, PA 19103 215-569-9900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01 Conflict Minerals Disclosure and Report

Certain of our product lines consist of decorative card holders (the “Card Holders”) made of tin-plated steel formed into a small box, which we may be deemed to contract to be manufactured. Certain Card Holders are for use as decorative packaging for gift cards, and other Card Holders are for use as storage boxes for prayer cards. Tin may be deemed necessary to the functionality or production of these products. Because tin is a “conflict mineral” as defined by Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Section 1502”), we were required, under Section 1502, to conduct a reasonable country of origin inquiry with respect to the tin contained in the Card Holders made during the period covered by this report. Below we describe the reasonable country of origin inquiry that we performed, the results of such inquiry and our determination based on the results of such inquiry.

Conflict Minerals Disclosure

We source the Card Holders from unrelated, third-party manufacturers in China. The Card Holders are custom-manufactured to our specifications, which generally address the dimensions of the Card Holders and the names, logos and/or decorative designs that are printed on the Card Holders. We have representatives who visit our third-party manufacturers from time to time, including a representative who has primary responsibility for interfacing with the Card Holder manufacturers and monitoring their operations to ensure that the specifications for the Card Holders are met (the “primary representative”).

For purposes of our reasonable country of origin inquiry, we utilized a survey to collect information from the manufacturers as to the origin of the tin contained in the Card Holders. For the survey, we utilized the conflict minerals reporting template published by the Conflict Free Sourcing Initiative (“CFSI”) founded by members of the Electronic Industry Citizenship Initiative and the Global e-Sustainability Initiative.

The manufacturers advised us that the tin contained in the Card Holders was supplied by three tin smelting facilities located in Japan, China and Indonesia, which we refer to respectively as “Smelter A,” “Smelter B” and “Smelter C.” Our primary representative advised us that the smelters supply the tin to certain electroplating manufacturers in China, where the tin is electroplated onto sheets of steel that are then formed into rolls of tin-plated steel that are supplied to the manufacturers. The manufacturers perform printing, die-cutting and forming operations to convert the rolls of tin-plated steel into Card Holders.

To ascertain the origin of the tin contained in the Card Holders, we consulted the published conflict mineral policies of Smelter A, Smelter B and Smelter C. In its policy, Smelter A states that it has “long used no conflict minerals originating from conflict-affected areas” and that it has adopted a control system to “rigidly maintain this practice of nonuse.” In its policy, Smelter B states that its cassiterite (the mineral from which tin is derived) originates in China, Brazil, Bolivia and Australia, and that it sources secondary materials inside China for recycling. Smelter C states in its policy that its tin ore is “100% supplied by domestic source in Indonesia”.

Additionally, we consulted the resources available on the CFSI website. CFSI has developed a conflict-free smelters program, which CFSI describes as “a voluntary initiative in which an independent third party audits smelter procurement and processing activities and determines if the smelter showed sufficient documentation to demonstrate with reasonable confidence that their company processes minerals originating from conflict-free sources.” The CFSI website reflects that Smelter A, Smelter B and Smelter C are participants in the conflict-free smelters program and that each meets the requirements for inclusion in CFSI’s list of conflict-free tin smelters.

Based on the reasonable country of origin inquiry described above, we have no reason to believe that the tin contained in the Card Holders for the period covered by this report may have originated in the Democratic Republic of the Congo or an adjoining country.

A description of the reasonable country of origin inquiry that we performed, the results of such inquiry and our determination based on the results of such inquiry is available on the corporate governance page of our website at www.cssindustries.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSS Industries, Inc. (Registrant) By: /s/ William G. Kiesling William G. Kiesling Vice President - Legal and Human Resources and General Counsel	June 1, 2015 (Date)

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